| OMB APPROVAL |
|---|
| OMB Number: 3235-0123 |
| Expires: Oct. 31, 2023 |
| Estimated average burden hours per response: 12 |

| SEC FILE NUMBER |
|---|
| 8-52985 |

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 1/1/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: REVA CAPITAL MARKETS, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3 Columbus Circle - 15th Floor
(No. and Street)

| New York | NY | 10019 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Vageesh Naik | 212-464-7363 | vageesh@revacap.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jennifer Wray CPA PLLC
(Name – if individual, state last, first, and middle name)

| 800 Bonaventure Way, Suite 168 | Sugar Land | TX | 77479 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 11/30/2016 | 6328 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Vageesh Naik, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of REVA CAPITAL MARKETS, LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: 04/12/23

Title: CEO

04/12/23

Notary Public

JOHN DAILY
Notary Public - State of New York
NO. 01DA6389694
Qualified in Kings County
My Commission Expires Apr 1, ~~2023~~ 2027

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

REVA CAPITAL MARKETS, LLC

FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2022

Confidential
Treatment
Requested

# Contents

## Jennifer Wray CPA PLLC
*800 Bonaventure Way. Suite 168. Sugar Land, TX 77479*
*Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328*

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the member of
Reva Capital Markets, LLC

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Reva Capital Markets, LLC as of December 31, 2022, the related statements of income, changes in member's equity, and cash flows for the year ended December 31, 2022, and the related notes and schedules. In our opinion, the financial statements present fairly, in all material respects, the financial position of Reva Capital Markets, LLC as of December 31, 2022 and the results of its operations and its cash flows for the year ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of Reva Capital Markets, LLC's management. Our responsibility is to express an opinion on Reva Capital Markets, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Reva Capital Markets, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

## Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II & III have been subjected to audit procedures performed in conjunction with the audit of Reva Capital Markets, LLC's financial statements. The supplemental information is the responsibility of Reva Capital Markets, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC

We have served as Reva Capital Markets, LLC's auditor since 2022.

Sugar Land, Texas

April 13, 2023

1

REVA CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2022

## ASSETS

| | | |
|---|---|---|
| Cash | $ | 21,150 |
| Securities owned at fair market value | | 50,360 |
| Other assets | | 10,005 |
| **TOTAL ASSETS** | $ | 81,515 |

## LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| **LIABILITIES** | | |
| Accrued expenses and other liabilities | $ | 4,609 |
| **MEMBER'S EQUITY** | | 76,906 |
| **TOTAL LIABILITIES AND MEMBER'S EQUITY** | $ | 81,515 |

The accompanying notes are an integral part of these financial statements.

# REVA CAPITAL MARKETS, LLC

## STATEMENT OF OPERATIONS

## FOR THE YEAR ENDED DECEMBER 31, 2022

| | | |
|---|---:|---:|
| **REVENUE** | | |
| Realized and unrealized gains on marketable securities | | (251,428) |
| Private placement fees | | $ 739,250 |
| | | |
| TOTAL REVENUE | | 487,822 |
| | | |
| **EXPENSES** | | |
| Commission expense | $ 654,577 | |
| Professional Fees | 54,500 | |
| Rent | 24,145 | |
| Other operating expenses | 15,808 | |
| Regulatory fees | 15,137 | |
| Miscellaneous | 320 | |
| | | |
| TOTAL EXPENSES | | 764,487 |
| | | |
| Net Loss | | $ (276,665) |

The accompanying notes are an integral part of these financial statements.

REVA CAPITAL MARKETS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2022

| | |
|---|---:|
| Member's equity - January 1, 2022 | $ 343,763 |
| Capital contributions | 15,808 |
| Capital withdrawals | (6,000) |
| Net Income | (276,665) |
| Member's equity - December 31, 2022 | $ 76,906 |

The accompanying notes are an integral part of these financial statements.

REVA CAPITAL MARKETS, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES

| | | |
|---|---:|---:|
| Net Income | | $ (276,665) |
| Adjustments to reconcile net loss to net cash used by operating activities: | | |
| Realized and unrealized gains on marketable securities | 251,428 | |
| Operating expenses deemed as member's contributions | 15,808 | |
| (Increase) decrease in operating assets: | | |
| Sale of marketable securities | 0 | |
| Other assets | 79 | |
| Increase (decrease) in operating liabilities: | | |
| Accrued expenses and other liabilities | (2,422) | |
| TOTAL ADJUSTMENTS | | 264,893 |
| NET CASH USED BY OPERATING ACTIVITIES | | (11,772) |
| CASH FLOWS PROVIDED BY FINANCING ACTIVITIES: | | |
| Capital withdrawals | | (6,000) |
| NET INCREASE IN CASH | | (17,772) |
| CASH AT BEGINNING OF YEAR | | 38,922 |
| CASH AT END OF YEAR | | $ 21,150 |

SUPPLEMENTAL INFORMATION:

Non-Cash Financing Activities:

| | | |
|---|---:|---:|
| Capital contribution in lieu of rent and other expenses | $ | 15,808 |

The accompanying notes are an integral part of these financial statements.

5

## Note 1 - Organization and nature of business:

Reva Capital Markets, LLC (the "Company"), a wholly owned subsidiary of Reva Capital Holdings, LLC (the "Parent"), commenced operations as a broker-dealer on December 14, 2000. As such, the Company is registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is registered in twenty-three states.

The Company's operations consist primarily of engaging in transactions involving private placements of securities exempt from registration. In addition, the Company also provides pricing, valuation and consulting, in connection with the purchase and sale of asset-backed securities, mortgage-backed securities, collateralized debt obligations, collateralized loan obligations, and commercial mortgage backed securities.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

## Note 2 - Significant accounting policies:

### Cash and cash equivalents:

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company considers all highly liquid debt instruments with an original maturity of three months or less when purchased to be cash equivalents. As of December 31, 2022 the Company maintained its cash at one financial institution located in the United States of America. The Company had no cash equivalents at that date.

### Revenue recognition:

The Company recognizes fee income as earned. Fee income is earned at the time the related services are provided and when the right to receive payment is assured, as defined by the terms and conditions of each client agreement.

The Company receives fees for the introduction of buyers and sellers in equity transactions pursuant to a contract. Revenue is recognized at the point in time that the performance arrangement is complete (as set forth under the terms of the agreement). In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time that the Company determines the customer obtains control over the service.

Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

On January 1, 2020, the Company adopted FASB ASC 326 – "Financial Instruments – Credit Losses" ("ASC Topic 326") which replaces the incurred loss methodology with the current expected credit loss ("CECL") methodology. The Company's policy is to record an estimate of expected credit losses as an allowance for credit losses. The new CECL standard became effective on January 1, 2020 and had no impact on the Company as of that date.

**Income taxes:**

The Company is a single member limited liability company and, as such, is treated as a disregarded entity and is not subject to income taxes.

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2022 management has determined that there are no material uncertain income tax positions.

On January 1, 2022, the Company adopted ASU 2019-12 (Topic 740) which incorporated ASC 740-10-30-27A to clarify that legal entities that are not subject to tax such as certain partnerships and disregarded single member limited liability companies are not required to include, in their separate financial statements, allocated amounts of consolidated current and deferred taxes. The adoption of the ASU did not have a material impact on the Company's financial statements and related disclosures.

**Use of estimates:**

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

**Note 3 - Related party transactions:**

For the year ended December 31, 2022, the Company shared office space with the Parent. In accordance with an expense sharing agreement (the "Agreement"), the Parent allocates a percentage of the rent and certain other overhead and administrative expenses to the Company. At times, the Company pays the expenses of the service provider. The Statement of Operations includes the rent expense of $24,145 which was paid in cash and other operating expenses of $15,808 which were recorded as capital contributions by the Parent. The Parent has adequate resources independent of the Company to pay these expenses, and the Company has no additional obligation, either direct or indirect, to compensate a third party for these expenses.

**Note 4 – Commitments and contingent liabilities**

The Company had no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2022 or during the year then ended.

The worldwide outbreak of the coronavirus (COVID-19) may have an adverse impact on the financial markets and the overall economy. In the event such an adverse impact was to occur and last for a sustained period, the operations and financial performance of the Company may be adversely affected. At this point however, the severity of such an event is highly uncertain and cannot be predicted.

**Note 5 - Net capital requirement:**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the Rule also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital would exceed 10 to 1. At December 31, 2022, the Company had net capital of $59,347, which exceeded the minimum requirement of $5,000 by $54,347. The Company's ratio of aggregate indebtedness to net capital was 0.024 to 1.

**Note 6 – Fair Value of Financial Instruments:**

FASB ASC. No. 825, Financial Instruments establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority, while level 3 inputs have the lowest priority. The Company uses the appropriate valuation techniques based on the available inputs to measure the fair value of the investments. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value.

The following presents the Company's December 31, 2022 assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy.

|  | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Securities owned | $50,360 | $ - - | $ - - | $50,360 |

**Note 7 - Subsequent events:**

The Company has evaluated subsequent events through the date that these financial statements were issued and determined that no further information is required to be disclosed.

# REVA CAPITAL MARKETS, LLC

## COMPUTATION OF NET CAPITAL PURSUANT TO
## UNIFORM NET CAPITAL RULE 15C3-1

## DECEMBER 31, 2022

| | |
|---|---:|
| **CREDITS** | |
| Member's equity | $ 76,906 |
| | |
| **DEBITS** | |
| Other assets | 10,005 |
| | |
| NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS | 66,901 |
| | |
| HAIRCUTS ON SECURITIES | 7,554 |
| | |
| NET CAPITAL | 59,347 |
| | |
| Minimum net capital requirement | 5,000 |
| | |
| EXCESS NET CAPITAL | $ 54,347 |
| | |
| | |
| **AGGREGATE INDEBTEDNESS** | |
| Accrued expenses and other liabilities | $ 4,609 |

Ratio of aggregate indebtedness to net capital  0.024 to 1

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X - 17a - 5  Part IIA.

See Report of Independent Registered Public Accounting Firm
and Notes to Financial Statements

**Reva Capital Markets, LLC**
**Schedule II - Computation for Determining of Reserve Requirements**
**Pursuant to SEA Rule 15c3-3**
**As of December 31, 2022**


A computation of reserve requirements is not applicable to Reva Capital Markets, LLC.


**Reva Capital Markets, LLC**
**Schedule III - Information Relating to Possession or Control Requirements**
**Pursuant to SEA Rule 15c3-3**
**As of December 31, 2022**


Information relating to possession or control requirements is not applicable to Reva Capital Markets, LLC.

# Jennifer Wray CPA PLLC

*800 Bonaventure Way, Suite 168. Sugar Land, TX 77479*
*Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328*


## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Reva Capital Markets LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which The Company is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following: (1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and (2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to 1) the private placement of securities; (2) chaperoning services pursuant to SEC Rule 15a-6 for private placements, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. Reva Capital Markets LLC's management is responsible for compliance with the Footnote 74 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Reva Capital Markets LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Rule 15c3-3 under the Securities Exchange Act of 1934.

Jennifer Wray CPA PLLC

Sugar Land, Texas.

April 13, 2023

# Reva Capital Markets, LLC

## Exemption Report

This is to certify that, to the best of my knowledge and belief:

Reva Capital Markets, LLC (the "Company"), is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R.§240. 17a-5(d)(1) and (4). To the best of my knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to (1) the private placement of securities; (2) chaperoning services pursuant to SEC Rule 15a-6 for private placements, and; (3) The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ending December 31, 2022 without exceptions.

Reva Capital Markets, LLC

I, Vageesh Naik, swear that, to my best knowledge and belief, this Exemption Report is true and correct.



By: _____

Title: Chief Executive Officer

Dated: March 31, 2023